Subject to Completion

Preliminary Pricing Supplement dated February 21, 2007

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Return Notes

Linked to the Lesser Performing Index of the

Nikkei 225® Index and the TOPIX Index

due April     , 2008

(the “Notes”)

$1,000 original public offering price per unit

The Notes:

•

The Notes are designed for investors who are seeking exposure to the lesser performing of the Nikkei 225 Index (index symbol “NKY”) or the TOPIX Index (index symbol “TPX”) (each an “Index,” and together, the “Indices”) from the starting value of each Index to the ending value, willing to forego interest payments on the Notes and willing to accept a return that may be less than the principal amount of their Notes and that will not be more than the limit described in this pricing supplement.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	There is no principal protection on these Notes and therefore you will not receive a minimum fixed amount on the Notes at maturity.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”.

•	The Notes will have the CUSIP No.: .

•	The settlement date for the Notes is expected to be March , 2007.

Payment on the maturity date:

•

The amount you receive on the maturity date will be based upon the direction of and percentage change between the starting value and the ending value of the lesser performing of the Nikkei 225 Index and the TOPIX Index. The lesser performing Index is the Index that has the lesser index return from the starting value to the ending value. If the value of the lesser performing Index:

•

has increased, on the maturity date you will receive a payment per unit equal to $1,000 plus an amount equal to $1,000 multiplied by triple the percentage increase of the lesser performing index, up to a maximum total payment of $1,390 per unit, as described in this pricing supplement.

•

has decreased, on the maturity date you will receive a payment per unit based upon that percentage decrease and, as a result, you may receive less, and possibly significantly less, than the $1,000 original public offering price per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price	$1,000	$
Underwriting discount	$10	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$990	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is March     , 2007.

Nikkei-225® is a service mark of Nihon Keizai Shimbun, Inc., and has been authorized for use by Merrill Lynch & Co., Inc.

TOPIX Index Value and the TOPIX Index Marks are subject to the rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Index Marks.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-11
THE INDICES	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-22
ERISA CONSIDERATIONS	PS-25
USE OF PROCEEDS AND HEDGING	PS-26
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-26
EXPERTS	PS-26
INDEX OF CERTAIN DEFINED TERMS	PS-27

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Leveraged Return Notes Linked to the Lesser Performing Index of the Nikkei 225® Index and the TOPIX Index due April     , 2008 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Nikkei 225 Index, the TOPIX Index (each an “Index” and together, the “Indices”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in April 2008. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in February or March, the settlement date may occur in February or March and the maturity date may occur in March or April. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $1,000 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Indices and what do the Indices measure?

The Nikkei 225 Index is a modified, price weighted stock index calculated, published and disseminated by Nikkei, Inc. that measures the composite price performance of selected Japanese stocks. The Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are typically limited to larger, longer established and more actively traded issues on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange. For more information on the Nikkei 225 Index, please see the section entitled “The Indices—The Nikkei 225 Index” in this pricing supplement.

The TOPIX Index, developed by the TSE, measures changes in the aggregate market value of all common Japanese stocks listed on the First Section of the TSE. Stocks listed on the Second Section of the TSE are typically limited to smaller and newly listed companies. Second Section stocks are reviewed at the end of each business year to assess whether or not they meet the criteria for transfer to the First Section. Publication of the TOPIX Index began on July 1, 1969, based on an initial Index value of 100 at January 4, 1968. The TOPIX Index is computed and published every 15 seconds via TSE’s Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

For more information on the TOPIX Index, please see the section entitled “The Indices—The TOPIX Index” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks underlying the Indices.

How have the Indices performed historically?

We have included graphs showing the historical month-end closing levels of each of the Indices from January 2002 through January 2007, in the section entitled “The Indices—The Nikkei 225 Index—Historical Data on the Nikkei 225 Index” and in the section entitled “The Indices—The TOPIX Index—Historical Data on the TOPIX Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Indices in various economic environments; however, past performances of the Indices are not necessarily indicative of how either of the Indices will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the level of the Lesser Performing Index and will equal:

(i) If the Ending Value of the Lesser Performing Index is greater than the Starting Value of the Lesser Performing Index:

$1,000 + ($1,000 × Lesser Performing Index Return × 3)

provided, however, the Redemption Amount will not exceed $1,390 per unit (the “Capped Value”).

(ii) If the Ending Value of the Lesser Performing Index is equal to or less than the Starting Value of the Lesser Performing Index:

$1,000 ×	(	Ending Value of the Lesser Performing Index	)
Starting Value of the Lesser Performing Index

The “Lesser Performing Index” will be the Index with the lower Index Return.

The “Lesser Performing Index Return” will be the lower Index Return of the Nikkei 225 Index and the TOPIX Index.

The “Index Return” for each Index will equal:

(	Ending Value – Starting Value	)
Starting Value

The “Starting Value” for each Index will equal the closing level of such Index on the Pricing Date. The actual Starting Value of each Index will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” for each Index will equal the closing level of such Index on the Valuation Date. If there is a disruption in the trading of a sufficient number of stocks included in one or both of the Indices or certain futures, or options contracts relating to one or both of the Indices on the Valuation Date, the Ending Value for such Index or Indices will be the closing level of such Index or Indices on the next scheduled Index Business Day, as more fully described herein.

The “Valuation Date” will be the third scheduled Index Business Day (as defined herein) prior to the maturity date.

The opportunity to participate in the possible increases in the level of the Lesser Performing Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 39% over the $1,000 original public offering price per unit of the Notes. However, in the event that the level of the Lesser Performing Index declines from the Starting Value to the Ending Value, the amount you receive on the maturity date will be proportionately less than the $1,000 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $1,000 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value and that may be less than the $1,000 original public offering price per unit, in exchange for the ability to participate in changes in the level of the Index from the Starting Value to the Ending Value.

Examples:

Set forth below are three examples of Redemption Amount calculations, assuming a hypothetical Starting Value of the Lesser Performing Index of 1,755.90, the level of the TOPIX Index on February 13, 2007, and a Capped Value of $1,390.

Example 1—The hypothetical Ending Value of the Lesser Performing Index is 90% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,755.90
Hypothetical Ending Value: 1,580.31

$1,000 ×	(1,580.31)	= $900
1,755.90

Redemption Amount (per unit) = $900

Example 2—The hypothetical Ending Value of the Lesser performing Index is 110% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,755.90
Hypothetical Ending Value: 1,931.49

Lesser Performing Index Return =	(1,931.49 – 1,755.90)	= 10%
1,755.90

$1,000 + ($1,000 × (10% × 3)) = $1,300

Redemption Amount (per unit) = $1,300

Example 3—The hypothetical Ending Value of the Lesser performing Index is 170% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,755.90
Hypothetical Ending Value: 2,985.03

Lesser Performing Index Return =	(2,985.03 – 1,755.90)	= 70%
1,755.90

$1,000 + (1,000 × (70% × 3)) = $3,100	(Redemption Amount cannot be greater than the Capped Value)

Redemption Amount (per unit) = $1,390

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the levels of the Indices. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities or futures exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes if you sell them prior to the stated maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing levels of the Indices. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $1,000 principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the levels of the Indices and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Ending Value for each Index and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the level of the Lesser Performing Index. Because the levels of the Indices are subject to market fluctuations, the Redemption Amount you receive may be less than the $1,000 original public offering price per unit of the Notes. If the Ending Value of the Lesser Performing Index is less than its Starting Value, the Redemption Amount will be less than the $1,000 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $1,000 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return on a direct investment in the stocks included in the Indices

The opportunity to participate in the possible increases in the levels of the Indices through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which equals 39% over the $1,000 original public offering price per unit of the Notes. However, in the event that the level of the Lesser Performing Index declines from its Starting Value, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $1,000 original public offering price per unit.

In addition, your return will not reflect the return you would realize if you actually owned the stocks included in the Indices and received the dividends paid on those stocks, if any, because the level of the Lesser Performing Index is calculated by reference to the prices of the stocks included in the Lesser Performing Index without taking into consideration the value of dividends paid on those stocks.

Your return on the Notes will be determined by the level of the Lesser Performing Index.

Your return on the Notes will be determined by the level of the Lesser Performing Index and the Notes may not return any of your investment if the Ending Value of only one of the Indices is above its respective Starting Value. For example, if the Ending Value of the TOPIX Index was above its Starting Value, but the Ending Value of the Nikkei 225 Index was below its Starting Value, the payment at maturity would be determined based on the Index Return of the Nikkei 225 Index. In that case, you would lose some or all of your investment in the Notes if the Ending Value for the Nikkei 225 Index had declined below its Starting Value. The Indices respective performances may not necessarily be correlated and, as a result, your investment in the Notes may only produce a positive return if there is a broad based rise in the performance of Japanese equities during the term of the Notes.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the original issue price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the levels of the Indices and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The closing levels of the Indices will not be adjusted for changes in exchange rates that might affect the Indices

Although the stocks composing the Indices are traded in currencies other than U.S. dollars, and the Notes, which are linked to the Lesser Performing Index, are denominated in U.S. dollars, the amount payable on the Notes on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Indices are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the closing levels of the Indices. The amount we pay in respect of the Notes on the maturity date will be determined solely in accordance with the procedures described in “Description of the Notes—Payment at Maturity.”

Nikkei, Inc. and the Tokyo Stock Exchange, Inc. may adjust the Nikkei 225 Index or the TOPIX Index, respectively, in ways that affect their respective levels, and neither Nikkei, Inc. nor the Tokyo Stock Exchange has an obligation to consider your interests

Nikkei, Inc. (“Nikkei”) is responsible for calculating and maintaining the Nikkei 225 Index and the Tokyo Stock Exchange (the “TSE”) is responsible for calculating and maintaining the TOPIX Index. Either Nikkei or the TSE can add, delete or substitute the stocks underlying the Nikkei 225 Index or the TOPIX Index, respectively, or either Nikkei or the TSE could make other methodological changes that could change the level of the Nikkei 225 Index or the TOPIX Index, respectively. You should realize that the changing of companies included in one or both of the Indices may affect such Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, either Nikkei or the TSE may alter, discontinue or suspend calculation or dissemination of the Nikkei 225 Index or the TOPIX Index, respectively. Any of these actions could adversely affect the value of the Notes. Neither Nikkei nor the TSE has an obligation to consider your interests in calculating or revising the Nikkei 225 Index or the TOPIX Index, respectively. See “The Indices.”

Your return may be affected by factors affecting international securities markets

The Indices are computed by reference to the value of the equity securities of companies listed on a Japanese exchange. The return on the Notes will be affected by factors affecting the value of securities in the Japanese market. The Japanese securities market may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the Japanese market may affect prices and the volume of trading in the Japanese market. Also, there is generally less publicly available information about Japanese companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission (the “SEC”). Additionally, accounting, auditing and financial reporting standards and requirements in Japan differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in Japan may be affected by political, economic, financial and social factors in Japan. In addition, recent or future changes in Japan’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the Japanese securities markets. Moreover, the Japanese economy may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the levels of the Indices. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The levels of the Indices are expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the levels of the Indices exceed or do not exceed the Starting Values. However, if you choose to sell your Notes when the level of the Lesser Performing Index exceeds its Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the levels of the Indices will continue to fluctuate until the Ending Values are determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. The level of interest rates in Japan may also affect the Japanese economy and in turn the levels of the Indices and, thus, the trading value of the Notes.

Changes in the volatility of the Index is expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of either of the Indices increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Indices are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Indices increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the levels of the Indices. This difference will reflect a “time premium” due to expectations concerning the levels of the Indices during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the levels of the Indices over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the levels of the Indices will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Indices or futures or options contracts on the Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the levels of the Indices in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Indices. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the levels of the Indices and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Ending Values of the Indices and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of one or both of the Indices can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of one or both of the Indices. See the sections entitled “Description of the Notes—Payment at Maturity”, “—Adjustments to the Indices” and “—Discontinuance of the Indices” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in either Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on April     , 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

On the maturity date, a holder of a Note will receive an amount equal to the Redemption Amount per unit of Notes. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the Calculation Agent and will equal:

(i) If the Ending Value of the Lesser Performing Index is greater than the Starting Value of the Lesser Performing Index:

$1,000 + ($1,000 × Lesser Performing Index Return × 3)

provided, however, the Redemption Amount will not exceed $1,390 per unit (the “Capped Value”).

(ii) If the Ending Value of the Lesser Performing Index is equal to or less than the Starting Value of the Lesser Performing Index:

$1,000 ×	(	Ending Value of the Lesser Performing Index	)
Starting Value of the Lesser Performing Index

The “Lesser Performing Index” will be the Index with the lower Index Return.

The “Lesser Performing Index Return” will be the lower Index Return of the Nikkei 225 Index and the TOPIX Index.

The “Index Return” for each Index will equal:

(	Ending Value – Starting Value	)
Starting Value

The “Starting Value” for each Index will equal the closing level of such Index on the date the Notes are priced for initial sale to the public (the “Pricing Date”). The actual Starting Value of each Index will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” for each Index with respect to the Redemption Amount payable on the stated maturity date will equal the closing level of such Index on the third scheduled Index Business Day immediately preceding the maturity date (the “Valuation Date”), provided that if a Market Disruption Event occurs on that date, then the Ending Value for each Index will equal the closing level of such Index determined on the next scheduled Index Business Day (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances).

An “Index Business Day” means a day on which the TSE, the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and each Index or any successor indices are calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stocks included in either Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise such Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on any exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to either Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to either Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on either Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to such Index; and

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 1,755.90, the closing value of the TOPIX Index on February 13, 2007 and a range of hypothetical Ending Values of the Index (assuming the TOPIX Index is in each case the Lesser Performing Index):

•	the percentage change from the hypothetical Starting Value of the Lesser Performing Index to the hypothetical Ending Value of the Lesser Performing Index;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•

the pretax annualized rate of return of an investment in the stocks included in the Lesser Performing Index, which includes an assumed aggregate dividend yield of 1.06% per annum, as more fully described below.

The table includes a Capped Value of $1,390.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the TOPIX Index (1)(2)
877.95	–50.00%	$500	–50.00%	–55.28%	–54.02%
1,053.54	–40.00%	$600	–40.00%	–42.43%	–41.23%
1,229.13	–30.00%	$700	–30.00%	–30.67%	–29.52%
1,404.72	–20.00%	$800	–20.00%	–19.78%	–18.67%
1,492.52	–15.00%	$850	–15.00%	–14.61%	–13.51%
1,527.63	–13.00%	$870	–13.00%	–12.59%	–11.49%
1,580.31	–10.00%	$900	–10.00%	–9.60%	–8.51%
1,668.11	–5.00%	$950	–5.00%	–4.73%	–3.65%
1,720.78	–2.00%	$980	–2.00%	–1.88%	–0.80%
1,755.90(3)	0.00%	$1,000	0.00%	0.00%	1.07%
1,791.02	2.00%	$1,060	6.00%	5.51%	2.93%
1,843.70	5.00%	$1,150	15.00%	13.48%	5.67%
1,931.49	10.00%	$1,300	30.00%	26.05%	10.16%
1,984.17	13.00%	$1,390(4)	39.00%	33.23%	12.79%
2,019.29	15.00%	$1,390	39.00%	33.23%	14.53%
2,107.08	20.00%	$1,390	39.00%	33.23%	18.81%
2,282.67	30.00%	$1,390	39.00%	33.23%	27.09%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 16, 2007 to March 17, 2008, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 1.06% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses
(3)	This is the hypothetical Starting Value. The actual Starting Value for each Index will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which equals $1,390.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value and term of your investment.

Adjustments to the Indices

The Nikkei Index and the TOPIX Index are maintained by Nikkei and the TSE, respectively. We refer to each of the TSE and Nikkei as an “Index Publisher.” If at any time an Index Publisher makes a material change in the formula for or the method of calculating either Index or in any other way materially modifies either Index so that such Index does not, in the opinion of the Calculation Agent, fairly represent the level of such Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of such Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the modified Index as if those changes or modifications had not been made, and calculate the closing level with reference to the modified Index, as so adjusted. Accordingly, if the method of calculating either Index is modified so that the level of such Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust such Index in order to arrive at a level of such Index as if it had not been modified, e.g., as if a split had not occurred.

Discontinuance of the Indices

If an Index Publisher discontinues publication of the either Index and either an Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by such Index Publisher or any other entity for such Index and calculate the Ending Value of such Index as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of either Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Valuation Date,

the Calculation Agent will compute a substitute level for such Index in accordance with the procedures last used to calculate such Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for either Index as described below, the successor index or level will be used as a substitute for such Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of either Index before the Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Values of the Indices; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were the Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the TSE, the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page H15FED1, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page H15FED1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page H15FED1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page H15FED1).

THE INDICES

The Nikkei 225 Index

General

All disclosure contained in this pricing supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nikkei as stated in these sources and these policies are subject to change at the discretion of Nikkei. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the TSE and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each stock underlying the Nikkei 225 Index by the corresponding weighting factor for that stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.293 as of October 2, 2006, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant underlying stock, so that the share price of each such stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related underlying stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the stocks underlying the Nikkei 225 Index, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the stocks underlying the Nikkei 225 Index, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any stock underlying the Nikkei 225 Index, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Stocks underlying the Nikkei 225 Index may be deleted or added by Nikkei. However, to maintain continuity in the Nikkei 225 Index, the policy of Nikkei is generally not to alter the composition of the stocks underlying the Nikkei 225 Index except when an underlying stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the stocks underlying the Nikkei 225 Index: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Index, Nikkei will select, in accordance with certain criteria established by it, a replacement for such deleted stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei to be representative of a market may be added to the stocks underlying the Nikkei 225 Index. As a result, an existing underlying stock with low trading volume and not representative of a market will be deleted.

None of ML&Co., MLPF&S and Nikkei accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

Historical data on the Nikkei 225 Index

The following table sets forth the closing levels of the Index at the end of each month in the period from January 2002 through January 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	9,997.80	8,339.94	10,783.61	11,387.59	16,649.82	17,383.42
February	10,587.83	8,363.04	11,041.92	11,740.60	16,205.43
March	11,024.94	7,972.71	11,715.39	11,668.95	17,059.66
April	11,492.54	7,831.42	11,761.79	11,008.90	16,906.23
May	11,763.70	8,424.51	11,236.37	11,276.59	15,467.33
June	10,621.84	9,083.11	11,858.87	11,584.01	15,505.18
July	9,877.94	9,563.21	11,325.78	11,899.60	15,456.81
August	9,619.30	10,343.55	11,081.79	12,413.60	16,140.76
September	9,383.29	10,219.05	10,823.57	13,574.30	16,127.58
October	8,640.48	10,559.59	10,771.42	13,606.50	16,399.39
November	9,215.56	10,100.57	10,899.25	14,872.15	16,274.33
December	8,578.95	10,676.64	11,488.76	16,111.43	17,225.83

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On February 13, 2007 the closing level of the Index was 17,621.45.

License Agreement

Nikkei and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned and published by Nikkei in connection with some securities, including the Notes.

Nikkei is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by Nikkei. No inference should be drawn from the information contained in this pricing supplement that Nikkei makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. Nikkei has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. Nikkei is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Nikkei has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Index in connection with the Notes have been consented to by Nikkei, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to Nikkei.

The TOPIX Index

All disclosure contained in this pricing supplement regarding the TOPIX Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

General

The TOPIX Index was developed by the TSE. Publication of the TOPIX Index began on July 1, 1969, based on an initial Index value of 100 at January 4, 1968. The TOPIX Index is computed and published every 15 seconds via TSE’s Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

The component stocks of the TOPIX Index consist of all common Japanese stocks listed on the First Section of the TSE. The TOPIX Index measures changes in the aggregate market value of these stocks. The TSE Japanese stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between these two sections, with stocks listed on the First Section typically being limited to larger, longer established and more actively traded issues and the Second Section to smaller and newly listed companies. Second Section stocks are reviewed at the end of each business year to assess whether or not they meet the criteria for transfer to the First Section.

The TOPIX Index is a weighted index, with the market price of each component stock multiplied by the number of shares listed. The TSE is responsible for calculating and maintaining the TOPIX Index, and can add, delete or substitute the stocks underlying the TOPIX Index or make other methodological changes that could change the value of the TOPIX Index. The underlying stocks may be removed, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the TOPIX Index if such stock ceases to meet the criteria for inclusion. Stocks listed on the Second Section of the TSE may be transferred to the First Section if they satisfy applicable criteria. Such criteria include numerical minimum values for number of shares listed, number of shareholders and average monthly trading volume, among others. Similarly, when a First Section stock falls within the coverage of TSE rules prescribing reassignment thereof to the Second Section, such stock will be removed from the First Section.

The TOPIX Index is not expressed in Japanese Yen, but is presented in terms of points (as a decimal figure) rounded off to the nearest one–hundredth. The TOPIX Index is calculated by multiplying 100 by the figure obtained by dividing the current free–float adjusted market value (the sum of the products of the price and the number of free-float adjusted shares for index calculation of each component stock) (the “Current Market Value”) by the base market value (i.e., the Current Market Value on the base date) (the “Base Market Value”).

The calculation of the Index can be represented by the following formula:

Index =	(	Current Market Value	)	× 100
Base Market Value

In order to maintain continuity, the Base Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TOPIX Index. Such factors include, without limitation: new listings, delistings, new share issues either through public offerings or through rights offerings to shareholders, issuance of shares as a consequence of exercise of convertible bonds or warrants and transfer of listed securities from the First Section to the Second Section of the TSE.

The formula for the adjustment is as follows:

(	Adjusted Market Value on Adjustment Date	)	=	(	(Adjusted Market Value on Adjustment Date ± Adjustment Amount)	)
	Base Market Value before adjustment				Base Market Value after adjustment

Where Adjustment Amount is equal to the changes in the number of shares included in the calculation of the TOPIX Index multiplied by the price of those shares used for the purposes of the adjustment.

Therefore,

New Base Market Value = Old Base Market Value ×	(	(Adjusted Market Value on Adjustment Date ± Adjustment Amount)	)
Adjusted Market Value on Adjustment Date

The Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the Current Market Value or any stock underlying the TOPIX Index, the Base Market Value is adjusted in such a way that the new value of the TOPIX Index will equal the level of the TOPIX Index immediately prior to such change.

No adjustment is made to the Base Market Value, however, in the case of events such as stock splits or decreases in capital without compensation, which theoretically do not affect market value.

Historical Data on the TOPIX Index

The following table sets forth the closing level of the Index at the end of each month in the period from January 2002 through January 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	971.77	821.18	1,047.51	1,146.14	1,710.77	1,721.96
February	1,013.80	818.73	1,082.47	1,177.41	1,660.42
March	1,060.19	788.00	1,179.23	1,182.18	1,728.16
April	1,082.06	796.56	1,186.31	1,129.93	1,716.43
May	1,120.08	837.70	1,139.94	1,144.33	1,579.94
June	1,024.89	903.44	1,189.60	1,177.20	1,586.96
July	965.00	939.40	1,139.30	1,204.98	1,572.01
August	941.64	1,002.01	1,129.55	1,271.29	1,634.46
September	921.05	1,018.80	1,102.11	1,412.28	1,610.73
October	862.24	1,043.36	1,085.43	1,444.73	1,617.42
November	892.71	999.75	1,098.79	1,536.21	1,603.03
December	843.29	1,043.69	1,149.63	1,649.76	1,681.07

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On February 13, 2007 the closing level of the Index was 1,755.90.

License Agreement

ML&Co. and the TSE will enter into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Index in connection with the issuance and marketing of the Notes.

The license agreement will provide that the following information must be set forth in this pricing supplement:

“TOPIX Index Value and the TOPIX Index Marks are subject to the rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Index Marks.

The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Index Marks or cease the use thereof.

The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the Tokyo Stock Exchange TOPIX Index Value and the TOPIX Index Marks or as to the figure at which the TOPIX Index Value stands on any particular day.

The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.

No Products are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc.

The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the Products or an advice on investments to any purchaser of the Products or to the public.

The Tokyo Stock Exchange, Inc. neither selects specific shares or groups thereof nor takes into account any needs of the issuing company or any purchaser of the Products, for calculation of the TOPIX Index Value.

Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the Products.”

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Index, and these limitations may, in turn, adversely affect the value of the Notes.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the levels of the Indices. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a

Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the levels of the Indices, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, the three-month and six-month periods ended June 30, 2006 and July 1, 2005 and the three-month and nine-month periods ended September 29, 2006 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 29, 2006 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-14
Calculation Agent	PS-6
Capped Value	PS-4
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-12
Market Disruption Event	PS-12
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-14
Valuation Date	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Return Notes

Linked to the Lesser Performing Index of the

Nikkei 225® Index and the TOPIX Index

due April     , 2008

(the “Notes”)

$1,000 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

March     , 2007